SunAmerica Equity Funds
Sub-Item 77Q1(b)

Effective January 27, 2012, the name of the SunAmerica International Small-Cap Fund changed to the "SunAmerica Japan Fund," and effective on this same date, certain changes were made to the Fund's principal investment strategy and principal investment techniques. In particular, the Fund's principal investment strategy is country-specific investing and its principal investment technique is active trading of securities of Japanese issuers and other investments that are tied economically to Japan.